NEWS RELEASE

INTEROIL SETS YEAR END 2008 EARNINGS
RELEASE AND CONFERENCE CALL DATE

March 23, 2009 -- InterOil Corporation (IOC:NYSE Amex) (IOC:POMSoX) today announced that it will release financial and operating results for the fourth quarter and full year of 2008 before the market opens for trading on Monday March 30th, 2009 with full text of the news release and accompanying financials available on the company’s website at www.interoil.com.  A conference call will be held on Monday March 30th, 2009, at 7:30 a.m. Central (8:30 a.m. Eastern) to discuss the financial and operating results, as well as the company’s outlook.

The conference call can be heard through a live audio web cast on the company’s website at www.interoil.com or by accessed by dialing (612) 288-0340.  A replay of the broadcast will be available soon afterwards on the website.  Please note, InterOil Corp. provided earnings guidance for the fourth quarter and full year 2008 in a press release dated February 23, 2009 and results will fall within the previously announced range.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 4.6 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant on a site adjacent to InterOil’s refinery in Port Moresby, Papua New Guinea.

InterOil’s common shares trade on the NYSE Alternext US LLC (formerly the American Stock Exchange) in US dollars.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Anesti Dermedgoglou
V. P. Capital Markets	V.P. Investor Relations
Wayne.Andrews@InterOil.com	Anesti@InterOil.com
The Woodlands, TX USA	Cairns Qld, Australia
Phone: 281-292-1800	Phone: +61 7 4046 4600